PRIVATE PLACEMENT MEMORANDUM



CIK: 0001396797 CUSIP: 655553 105


 Norcor Technologies Corporation



 Up to 3,000,000 Shares of Common Stock at $1.00 per share

 Maximum Offering - 3,000,000 Shares

 Minimum Offering - 600,000 Shares

 Minimum Purchase Per Investor - 5,000 Shares

 __________________





This Confidential Private Placement Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 3,000,000 shares of Common Stock,$.01 par value (the "Shares") of Norcor Technologies Corporation (the
"Company"). The minimum offering amount is 600,000 ("Minimum Offering Amount"), and the maximum offering amount is 3,000,000 ("Maximum Offering Amount"). The minimum purchase per investor is 5,000 shares, or $5,000.00.



Officers, Directors of the Company will make offers and sales of the Shares; however, the Company retains the right to utilize any broker-dealers registered with the National Association of Securities Dealers, Inc. ("NASD") and applicable state securities authorities to sell all or any portion of the Shares. If the Company so elects, it may pay such broker-dealers a commission in the amount of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold. Offers and sales of the Shares will be made only to "Accredited Investors" as such term is defined in Rule 144A of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"), which includes the Company's officers, directors and affiliates.



The Offering is scheduled for five 90 days and terminate on the last 90 days. The Company reserves the right, however, to extend the term of this Offering for a period of up to 90 days. See "The Offering." This Memorandum may not be reproduced in whole or in part without the express prior written consent of the Company. The date of this Confidential Private Placement Memorandum is March 1, 2012.


THIS MEMORANDUM IS FOR CONFIDENTIAL USE AND MAY NOT BE

REPRODUCED. DISTRIBUTION THAT IS NOT APPROVED BY THE COMPANY MAY
RESULT IN A VIOLATION OF FEDERAL AND STATE SECURITIES REGULATIONS. THIS MEMORANDUM AND ALL ACCOMPANYING MATERIALS SHALL BE RETURNED
TO AN AUTHORIZED OFFICER OF THE COMPANY UPON REQUEST.



THE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON ONE OR MORE SPECIFIC EXEMPTIONS FROM REGISTRATION OR QUALIFICATION REQUIREMENTS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE. AS A RESULT, THE SECURITIES OFFERED HEREBY ARE OFFERED ONLY TO "ACCREDITED INVESTORS" AS SUCH TERM IS DEFINED IN RULE 501 OF REGULATION D OF THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. NEITHER THE SECURITIES AND EXCHANGE COMMISSION
NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR
DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO
THE CONTRARY IS A CRIMINAL OFFENSE.



THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS. THERE IS GCURRENTLY NO PUBLIC MARKET FOR THE SECURITIES, AND INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED BY THE COMPANY TO BE RELIABLE.

NO WARRANTY CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED
SINCE THE DATE SUCH INFORMATION WAS SUPPLIED. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS, OR THAT ACTUAL FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S PRESENT EXPECTATIONS.



ANY INFORMATION OR REPRESENTATIONS CONTAINED IN THE COMPANY'S PROMOTIONAL OR MARKETING SOURCES OTHER THAN THIS MEMORANDUM MAY NOT BE AS CURRENT OR ACCURATE AS INFORMATION OR REPRESENTATIONS CONTAINED IN THIS MEMORANDUM, AND THEIR CONTENTS ARE EXCLUDED FROM THIS MEMORANDUM.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION OR
MODIFICATION BY THE COMPANY WITHOUT NOTICE. THE COMPANY RESERVES
THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION
IN WHOLE OR IN PART FOR ANY REASON OR TO ALLOT TO ANY SUBSCRIBER
LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR OR TO WAIVE
CONDITIONS TO THE PURCHASE OF THE SHARES.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS
MEMORANDUM AS LEGAL, INVESTMENT OR TAX ADVICE. IN MAKING AN
INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN
EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING,
INCLUDING THE MERITS AND RISKS INVOLVED.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OF SOLICITATION
IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. IN ADDITION, THE OFFERING MATERIALS CONSTITUTE AN OFFER ONLY IF A NAME AND IDENTIFICATION NUMBER APPEAR IN THE APPROPRIATE SPACES PROVIDED ON THE COVER PAGE AND CONSTITUTE AN OFFER ONLY TO THE PERSON WHOSE NAME APPEARS IN THOSE SPACES.


EXECUTIVE SUMMARY

Norcor Technologies Corporation, (hereinafter "the Business") is a Florida corporation with offices located at
338 S. Sharon Amity Rd, Suite 332, Charlotte, North Carolina,
28211

The Company was founded in 1989 by Wellesley K. Clayton Sr.
It currently has a staff of 5 people, and is slated to expand further.

The Company was initially capitalized by an investment of $100,000.00 of which a sum of $80,000.00 is from
Wellesley K. Clayton Sr. The Business's first product was introduced to the market in 1989 and has been marketed successfully till date. The break-even point was reached in January of 1990, and a profit of $250,000.00 is projected for the current year.

The Company is also developing innovative packages nearing beta test stage, which can be expected to produce revenue before the end of the financing period. The Company is also gearing up for introduction of its products into international markets.



1. THE OFFERING


The Company intends to raise a minimum of $600,000.00 and a maximum of $3,000,000.00 to fund the continued growth of our business. The Common Stock will be offered in a private placement offering pursuant to an exemption from registration under Rule 144A of Regulation D promulgated under the Securities Act of 1933, as amended, under exemptions under applicable state securities laws, and in reliance upon the representations warranties of each of the purchasers that are purchasing the Common Stock for investment purposes and not with a view to any resale or distribution thereof.

The Offering is being made on an "all or none" basis until the Minimum Offering Amount of $600,000.00 is raised. Proceeds received prior to raising the Minimum offering amount will be held in an escrow account with the Company's bank. Upon raising the Minimum Offering Amount, these proceeds will be released for use by the Company and, thereafter, 100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $3,000,000.00, will be immediately available for use by the Company without impound or escrow.


The proceeds from the sale of the Shares offered hereby will be approximately $600,000.00 if all 600,000 Shares are sold. The net proceeds from this offering will be used to purchase land in Charlotte for three beta sites for our Pyrolysis systems to produce gasoline, jet fuel and natural Gas. Production of electricity from biomass, expand marketing, sales and distribution capabilities and provide working capital. The following itemizes the intended use of proceeds:

A. Purchase of land for Research and development of the company's
Pyrolysis Technology. This entails units to produce electricity from biomass, fuel and Natural Gas.

1. Purchase of Land $ 1,000,000.00


2. Working Capital      500,000.00


3. Equipment cost     1,500,000.00

   Total            $ 3,000,000.00


The expenditures projected in the foregoing list are estimates based on management projections of the operating needs of the business. Although the amounts set forth represent our present intentions with respect to proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors.


The following table sets forth the actual capitalization of the Company prior to the Offering and as adjusted to reflect receipt of the Maximum Offering Amount proceeds from the issuance and sale of all 3,000,000 Shares in the Offering.


The total shareholder's equity is $30,272,000,000.00 with a total Company capitalization of $20,200,000.00. The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable Florida law and to the provisions of the Company's articles of incorporation ("Articles of Incorporation") and bylaws
(the "Bylaws").


Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of legally available funds.


Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and the liquidated preference to preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable.


The certificates representing the Shares being offered hereby will bear a restricted legend to the effect that the Shares represented by the certificate are 144 shares previously registered on a form D in 2007 under the securities Act of 1933, or under the securities laws of any state, and therefore cannot be fully tradable for six months.


 			      SELLING SHAREHOLDERS


Names                  Address             Shares  Free Trading   Telephone


COAST ACTION GROUP 126 Steiner Court,
Santa Rosa, California 95404                2,500                  707-542-4408

AMY L. BRADSHAW 1819 Bankett Ave.,
Salisbury, NC 28146      		    3,000      500         704-433-7534

ANTHONY HAYWOOD 8922 Overlay Ct.
Charlotte, NC 28216       		   53,500                  704-568-2401

ANTHONY MARTIN .JR 30 Pearsall Ave.,
Unit 2 E, Glencove, NY 11542                4,000      500         516-270-6223

ARICIA CLAYTON 4291 Habor Ridge Dr.
Greensboro, NC 27406    		  500,000                  336-790-2482

ASHAUNDA BRANCH 4291 Harbor Ridge Dr.
Greensboro, NC 27406    		    3,500                  336-210-7484

P C & C ENTERPRISE LLC P.O. BOX 481207
Charlotte,NC 28269  			   57,000                  704-281-2485

BABA ELEBY EL 1008 Savannah St. SE Apt 102
Washington, DC 20032                        2,500                  202-747-8211

BARRY RUSSELL 525 East Fisher St.
Salisbury, NC               		    6,500                  704-213-1818

BRYAN GRANT 1529 Mayer St.
Columbia,SC 29203                	    2,500                  803-240-6213

CHAD DELP 305 Bost St.,
Kernersville, NC 27284              	    2,000      500         336-413-8200

CHANCE MARTIN 7007 Golden Spike Dr.,
Charlotte, NC 28227                         2,500                   704-608-9031

CONSIE MORRIS 1042 East 218 St.,
Bronx, NY 10469            		    6,000                   718-231-3707

CYNTHIA R. YOUNG 821 Loch Calder Dr.,
Unit 12, Apopka, FL. 32712                 30,000    7,500          407-748-5651

DARIN TAPSCOTT 3839 Hamilton St Unit 201
Hyattsville,MD 20781                        2,500                   240-882-8760

DENISE BONEPORTE 23 Athelwold St.
Dorchester, MA 02124      		    2,500                   617-265-1243

JEAN MAY SIMON P.O. BOX 481207
Charlotte, NC 28269          		    2,000      500          704-890-8090

DGB MANAGEMENT INC 145 Mali Drive,
North Plainfield, NJ 07062                210,000                   646-342-3857

EGLON BAILEY  434 Wynns Way, SW,
Atlanta, GA 30331          		    2,500                   336-721-0140

ENOCH CARTER 309 G West Dandalia Rd.,
Greensboro, NC 27406                        5,000                   443-829-4358

EQUITY EDUCATION GROUP P.O.Box 183,
Winston Salem, NC 27102                     2,000      500          336-655-7243

EUGENE EDWARDS 5816 Paper Whites PL.,
Charlotte, NC 28269                         5,000                   704-309-4101

HOWARD HALEY 18 Oak Shade Rd.
Gaithersburg, MD 20878        		    5,000                   301-370-0583

HUGHART ROBERTS SR. 14 Hilton Ct
Gaithersburg, MD 20882   		  210,000                   301-399-3443

JASON PINCKNEY 2005 Willington Point Dr.
Heartland, TX 75126                         2,500                   627-901-0987

JAY PATEL 3245 Rivers Ave.,
N Charleston, SC 29405          	    5,000                   843-747-5713

JON CLAYTON 338 S. Sharon Amity Rd.,
Charlotte, NC 28211                       500,000                   704-309-4101

JOYCE PARKER HEWETT 2950 Hewett Rd SE
Bolivia, NC 28422     			    3,500                   910-253-5882

KWAME JOSEPH 2546 Carrington Way
Frederick, MD 21702        		    2,500                   240-277-2662

LATOYA POPE ROSS 130-33 147th St
Jamaica, NY 11436          		    2,500                   718-925-1134

LEAHSENETH O'NEIL 4209 Blaine Street NE,
Washington DC 20019                         4,500      500          202-841-9704

LEE CHINA 3439 Ramsey St P.M.B. 112
Fayetteville, NC 28311                      3,500                   910-551-7086

LINDA MOSS 7007 Golden Spike Dr.,
Charlotte, NC 28227                         2,500                   704-608-9031

LINNON CHINA 5108 Thackeray Dr.
Fayetteville, NC 28306                      7,500                   919-977-4979

LLOYD MOORE 45 Dunrobin Ave.,
Kingston 10, Jamaica          		    2,500                   704-309-4101

ECI INC. 6422 7th St. NW,
Washington DC 20012               	    2,500                   202-723-8986

LLOYD JOHNSON 8 N. High Street,
Elmsford , New York, 10523                  2,500                   914-592-5311

LORRETT SMITH 2547 Sparta Drive,
Morrow, GA 30260          		   20,000                   770-656-8719

LORNA JACKSON Falmouth P.O.,
Trelawny, Jamaica              		    5,000                   704-309-4101

MALIK ROSS 130-33 147th St
JAMAICA, NY 11436                	    2,500                   718-925-1134

ARCIA CLARKE 66 Transon Road,
Port Wentworth, GA. 31407     		    5,000                   912-335-2413

MARK CLAYTON JR. 4291 Harbor Ridge Drive,
Greensboro, NC 27406                      100,000                   336-790-2482

MARK CLAYTON 4291 Harbor Ridge Drive,
Greensboro, NC 27406                      500,000                   336-790-2482

MARQUIS BEY 23321 Ashleigh Marie Dr,
Buckeye,AZ 85326      			  500,000                   704-451-3572

MIKE FRANCIS 12705 Alpern Court,
Raleigh, NC 27614          		    2,500                   919-846-8536

MONTY MONTGOMERY 495 Emerald Lake Dr.,
Fayetteville,GA 30215                       5,000                   770-861-2304

MYAN CLAYTON 4291 Harbor Ridge Drive,
Greensboro, NC 27406                      100,000                   336-790-2482

ADRIAN TRAVELS INC. 170 Emerald Lake Dr.
Fayetteville, GA 30215 			   39,500       500         678-770-1902

OLIVER DUCILLE 1335 Woodberry Rd.
Charlotte, NC 28212      		   50,000                   704-441-1684

PABLO MCNEIL MEMORIALFUND, Falmouth
Trelawny, Jamaica      			   10,000                   876-531-5437

PARIS WARNER 4378 Gregory Road,
Decatur, GA 30035         		  100,000                   404-966-2373

PAUL CHAI 600 Rexdale Blvd.,Toronto, ON.,
M9W6T4,Canada                                           500         416-674-0274

PMD VENTURES 9520 Wilcert Dr., # 3302,
Houston, Texas 77099                                    500         832-264-7145

PRESTON BOLT P.O Box 441,
Bushkill, PA. 18324               	    2,500                   917-873-7799

RAY HARVEY Montego Bay P.O.,
Montego Bay, Jamaica           		    2,500                   876-953-2203

INGRID & RICHARD JOHNSON 201 Barren Ridge Rd.
Chester, MD 21619                           4,000       500         202-359-6308

RIGHTOUCH LANDSCAPING LLC 2104 Saint Georges Way
Mitchellville, MD 20721                     3,500                   202-531-3415

ROBERT WARNER 4378 Gregory Road,
Decatur, GA 30035        		  300,000                   404-966-2373

ROBIN POPE 145-43 130TH Ave.
Jamaica, NY 11436              		    2,500                   917-279-5833

ROSHONDA LEDBETTER 168-34 127th Ave Apt.
7A Jamaica, NY 11434                        2,500                   347-489-9043

PTHC SERVICES INC.495 Emerald Lake Drive,
Fayetteville, GA 30215                      5,000                   770-716-9053

SARAH MARTIN 6325 Morningview Rd.,
Charlotte, NC 28269                        10,000                   704-596-8967

SHIRLEY SMITH 23 Balmoral Ave.,
Kingston 10, Jamaica W.I.                  10,000                   876-936-9042

SHIRLEY ROSS 130-33 147th St
Jamaica, NY 11436              		    5,000                   718-925-1134

SIMONE BRANCH 4291 Harbor Ridge Dr.
Greensboro, NC 27406                        5,000                   336-210-7484

STEELE CREEK TECHNOLOGIES LLC

STERLING WARNER 4378 Gregory Road,
Decatur, GA 30035      			  100,000                   404-966-2373

THOMAS COOPER 6005 Springhill Dr. #104
Greenbelt, MD 20770                         3,500                   202-679-2016

TIMOTHY A. BRADSHAW 1006 Crane Creek Rd.
Salisbury, NC 28146                         3,500       500         704-239-8480

ANTHONY MARTIN 3408 Lochstone Court,
Charlotte, NC 28210                         4,500       500         704-608-9031

TONY REID Box 31, Porus, Manchester,
Jamaica                			    5,000                   876-341-1569

TOUCHWORLD ASSOCIATES INC 8508 Park Rd. # 182,
Charlotte, NC 28210                       500,000                   803-233-3665

TREVOR WALKER 7932 Exeter Circle West,
Tamarac, FL 33321                          25,000                   754-246-5860

UTON BRIGHT 238 Lee Circle, Bryn Mawr,
PA 19010             			    7,500                   484-995-7223

WATSWORTH PHOENIX 581 Oak Street,
Westwood, MA 02090       		   15,000                   617-504-8271

GINGA INVESTMENT GROUP 4828 Carmine Avenue,
Baltimore, MD 21207                       500,000                   617-504-8778

WELLESLEY CLAYTON SR. 338 S. Sharon Amity,
Charlotte, NC 28211                     1,000,000                   704-309-4101

WENDY PHOENIX 4008 Anna's Hope,
Christainstead, US VI 0820                  2,000      500          704-649-8277

WESLEY PHOENIX 581 Oak Street,
Westwood, MA 02090           		    2,500                   617-504-8271

WELDA ABBOTT BIGSBY 2081 SE Floresta Dr.,
Port ST. Lucie, FL 34984                    2,500                   772-340-7529

WILLIAM BROWN 2394 Beaver Falls Drive ,
GA 30071            			    3,000                   678-353-8460

WINSOME HARVEY Montego Bay P.O.,
Montego Bay, Jamaica       		    2,500                   876-979-8619

WKFC-TRUST 338 S. Sharon Amity Rd.,
Charlotte, NC 28211                    60,023,275                   704-309-4101

YAKISHA NORRIS 7215 Sweetfielder Dr.
Charlotte, NC 28269                         2,000      500          704-728-9766

WILFRED PHOENIX P. O. BOX 481207,
Charlotte, NC 28269       		    2,500                   704-281-2485

A2Z BEAUTY SUPPLY 338 S. Sharon Amity Rd.,
Charlotte, NC 28211                         3,000                   704-309-4101

OLIVE EDMONDSON 5015 Malibu Drive,
Charlotte, NC 28215                         2,000      500          704-567-2557

SERETA THOMAS 4828 Carmine Avenue,
Baltimore, MD 21207      		    2,500                   704-309-4101

DEANNA K. THOMPSON 3367 Cimmaron Dr.,
Orlando, FL. 32829    			    2,000      500          704-309-4101

SOUTH MARC GROUP, INC P.O. BOX 77061,
Charlotte, NC 28215   			    2,000      500          704-309-4101

MARGARETTA SMITH 6301 Old Coach Rd,
Charlotte, NC 28215    			    2,000      500          704-491-8025

PERERA INVESMENTS INC.P.O. BOX 49508,
Charlotte, NC 28227   			    2,000      500          704-309-4101

BAKARI EPPS 338 S. Sharon Amity Rd.,
Charlotte, NC 28211                       500,000                   704-309-4101

BETTY HAYWOOD 4809 D Springlake Drive,
Charlote, NC 28212                          1,500          	    704-568-2401





The following table sets forth certain information, as of March 1, 2012 and as adjusted to give effect to the offering, regarding the beneficial ownership of the Common Stock by

(i) each beneficial owner of the outstanding shares of Common Stock,
(ii) each director of the Company, and each executive officer of the Company, and (iii) by all executive officers, directors of the Company as a group. Directors and Employees as a group.


The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.


2. BUSINESS PLAN


The company strategy: The Company is now engaged in the supply of HVAC Equipment, HVAC Controls, and Installation of HVAC Controls. Approximately five years ago the Board of Directors decides to venture into the Energy business and began to bid on supplying fuel to the US Military. The company was successful in winning several bids in the amount of 400 Million Dollars.

Unfortunately the Company could not fund these contracts. Since then the Company formed alliances with suppliers and Investors and looking forward to continue bidding on these fuel contracts. In addition to the above business the company will pursue Oil and Gas development, Solar Energy, Bio Energy and especially the projects for which funding is being sought.

The marketing strategy: The Company is developing strategies to attract partnering withGovernments in developing countries in Alternative Energy. Contact has been made in Kenya and Jamaica. In the United States the Company will work with various Counties in the building of several Pirolysis Plants. The first plant will be in North Carolina and is being negotiated to be finalized when funding is achieved.

The following table sets forth each director, principal director, and other control person:

Directors will hold office until their successors have been elected or qualified at an annual shareholders' meeting, or until their death, resignation, retirement, removal, or disqualification.


 MANAGEMENT


 Name                         Position/Title


Wellesley K. Clayton Sr.       Chairman & CEO

Mark Clayton                   Treasurer

Marquis Bey                    Secretary

Robert Warner                  Vice President

Dr. Henry Crichlow             Petroleum Engineer

Hughart Roberts                Consultant


Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

We may establish an informal Executive Advisory Board with appointments made by the Board of Directors. The role of the Executive Advisory Board will be to assist our management with general business and strategic planning. We intend to compensate Executive Advisory Board members with any combination of cash, common stock, or stock options.

Our Articles of Incorporation and bylaws provide blanket indemnification for our directors and officers to the fullest extent permissible under Florida law. The Company has entered into indemnification agreements with members of the management team that indemnify, defend and hold harmless these members from liability incurred in connection with their duties as officers and directors of the Company.


We will maintain insurance policies under which the directors and officers of the Company will be insured, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act.


3. HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's Accountant and Financial Advisor's regarding the financial history of the business. Upon request the Offeree will be provided with Financial Statements for the business.

 4. RISK FACTORS

Investment in our Shares involves a high degree of risk and should be regarded as speculative. You should consider investing in our Shares only if you can afford the loss of your entire investment. Accordingly, you should consider carefully the following factors, in addition to the other information concerning our Company and our business contained in this Memorandum, before purchasing the Shares offered hereby. The following factors are not to be considered a definitive list of all the risks associated with an investment in our Shares.

Unanticipated obstacles to execution of business plan

Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

Competition

The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do.

There can be no assurance that we will have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

Over Reliance on Management

We depend on our senior management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Our senior management team has worked together for only a very short period of time, and may not work well together as a management team.

Forward Looking Statements

This Memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Memorandum, the words "expects,"anticipates," "estimates," "intends," "believes," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Memorandum should be read as being applicable to all related forward-looking statements wherever they appear in this Memorandum.

ADDITIONAL INFORMATION

As a prospective investor, you and your professional advisors are invited to review any materials available to us relating to our Company, our plan of operation, our management and financial condition, this Offering and any other matter relating to this Offering. We will afford you and your professional advisors the opportunity to ask questions of, and receive answers from, our officers concerning such matters and to obtain any additional information
(to the extent we possess such information and can acquire it without unreasonable expense) necessary to verify the accuracy of any information set forth in the Memorandum. All such information and materials may be requested from Wellesley K. Clayton CEO at 704-309-4101.


Investment in the Shares involves significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of their investment. The Offering is made in reliance on exemptions from the registration requirements of the Securities Act and applicable state securities laws and regulations.


The suitability standards discussed below represent minimum suitability standards for prospective investors. The satisfaction of such standards by a prospective investor does not necessarily mean that the Shares are suitable investment for such prospective investor. Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.


The Company will require each investor to represent in writing, among other things, that (i) by reason of the investor's business or financial experience, or that of the investor's professional advisor, the investor is capable of evaluating the merits and risks of an investment in the Shares and of protecting its own interests in connection with the transaction (ii) the investor is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, (iii) the investor is aware that the Shares have not been registered under the Securities Act or any state securities laws, (iv) the investor is aware of, and has executed and delivered, the subscription agreement to be entered into in connection with the purchase of the Shares, (v) the investor is aware of the absence of a market for the Shares, and (vi) unless otherwise approved by the Company, such investor meets the suitability requirements set forth below.

Except as set forth below, each investor must represent in writing that he or she qualifies as an "accredited investor," as such term is defined in Rule 501(a) of Regulation D under the Securities Act, and must demonstrate the basis for such qualification. To be an accredited investor, an investor must fall within any of the following categories at the time of the sale of the Shares to that investor:

(1)A natural person whose individual net worth or joint net worth with the person's spouse, at the time of such person's purchase of the Shares exceeds $1,000,000;

(2)A natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; (3)A bank as defined in
Section 3(a)(2) of the Securities Act, or a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934;
an insurance company as defined in Section 2(13) of the Securities Act;
an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; a Small Business

Investment Company licensed by the United States Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958; a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivision, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of that Act, which is either a bank, savings and loan association, insurance company, or registered investment advisor, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan with the investment decisions made solely by persons that are accredited investors;


(4)A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940; (5)An organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000. (6)A director or executive officer of the Company; (7)A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 144 of Regulation D; and (8)An entity in which all of the equity owners are accredited investors (as defined above).

As used in this Memorandum, the term "net worth" means the excess of total assets over total liabilities. In computing net worth for the purpose of (1) above, the principal residence of the investor must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances.
In determining income, an investor should add to the investor's adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or other retirement plan, alimony payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income.

Any person or entity who meets the suitability standards set forth herein and who desires to purchase Shares offered hereby shall be required to deliver all of the following to the Company prior to such purchase:
(a) Signed original copies of the Subscription Agreement. On each signature page, the subscriber must sign, print his, her or its name, address, and social security number or tax identification number where indicated and print the number of Shares subscribed for and the date of execution.
The Subscription Agreement will be used by the Company to determine whether the prospective purchaser is an "accredited investor," whether he or she has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of a purchase of the Shares, and to determine whether state suitability requirements have been met. All questions must be answered in full. If the answer to any question is "no" or "not applicable," please so state. The last page of the Subscription Agreement must contain the printed name of the subscriber, the required signature and the date of execution. (b) A check or money order equal to the total purchase price of the Shares being purchased.

The Company reserves the right to accept or reject any subscription for Shares in whole or part for any reason whatsoever. If a subscriber is rejected by the Company, all funds tendered for investment will be returned to the subscriber, without interest or deduction, promptly after such rejection, along with notice thereof.



Transfer Agent:


Corporate Stock Transfer
3200 Cherry Creek Drive South
Suite 430
Denver, Colorado 80209
Tel: (303) 282-8400



 COUNSEL

Attorney: Brenda Hamilton
Brenda Hamilton & Associates Law Group.
101 Plaza Real South, Suite 201
Boca Raton, Florida 33432
Tel: 561-416-8956



Attorney: David Walker
201 17th Street
Atlanta, Georgia 30363
Tel: (404) 541-6551



BROKER DEALER

Scottsdale Capital Advisors
7170 E McDonald Dr # 6
Scottsdale, AZ 85253
Tel: (480) 603-4920


MARKET MAKER

Collin Stewart Securities
350 Madison Ave.
New York, NY 10017
Tel: (212)389-8153




NORCOR TECHNOLOGIES CORPORATION

 SUBSCRIPTION AGREEMENT

This Stock Subscription Agreement (the "Agreement") is made as of _____________,

By and between Norcor Technologies Corp., a Florida corporation ("the Company") and ____________________________ ("Subscriber").

 1, Subscription for Stock. Subject to the terms and conditions of this Agreement, on the date hereof the Company through its Transfer Agent will issue to Subscriber, and Subscriber agrees to purchase from the Company, __________ shares of the Company Common Stock in Norcor Technologies Corp.
The term "Shares" refers to the shares of the Company.

 2. Investment and Taxation Representations. In connection with the Subscription of the Shares, Subscriber represents to the Company the following:
Subscriber is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and acquired sufficient information about the Company to reach an informed and

 3. Investment and Taxation Representations. In connection with the Subscription of the Shares, Subscriber represents to the Company the following:
Subscriber is aware of the Company's business affairs and financial condition and has

 4. Investment and Taxation Representations. In connection with the Subscription of the Shares, Subscriber represents to the Company the following:
Subscriber is aware of the Company's business affairs and financial condition and has acquired sufficient information about the Company to reach an informed and Subscription. The Subscription of the Shares under this Agreement shall occur at the principal office of the Company simultaneously with execution of this Agreement by the parties or on such other date as the Company and Subscriber shall agree (the "Subscription" Date). On the Subscription Date, the Company will deliver to Subscriber a certificate representing the Shares subscribed for the Subscriber (which shall be issued in Subscriber's name) in exchange for the Consideration.

5. Limitation on Transfer. In addition to any other limitation on transfer created by applicable securities laws, Subscriber shall not assign, encumber or dispose of any interest in the Shares except in compliance with the provisions below and applicable securities laws.

a. Restrictions Binding on Transferees. All transferees of Shares or any interest therein will receive and hold such Shares or interest subject to the provisions of this Agreement. Any sale or transfer of the Shares shall be void unless the provisions of this Agreement are satisfied.

b. Market Standoff Agreement. In connection with the initial public offering of the Company's securities and upon request of the Company or the underwriters managing such offering of the Company's securities, Subscriber agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or other wise dispose of any securities of the company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of the Company's initial public offering.

c. knowledgeable decision to acquire the Shares. Subscriber is subscribing for Shares for investment for his or her own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act.

d. Subscriber understands that the Shares have not been registered under the Securities Act by reason of a specific exemption there from, which exemption depends upon, among other things, the bonafide nature of Subscriber's investment intent as expressed herein.

e. Subscriber understands that the Shares are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares, and requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

f. Subscriber understands that Subscriber may suffer adverse tax consequences as a result of Subscriber's subscription for or disposition of the Shares. Subscriber represents that Subscriber has consulted any tax consultants Subscriber deems advisable in connection with the subscription for or disposition of the Shares and that Subscriber is not relying on the Company for any tax advice.

6. Restrictive Legends and Stop-Transfer Orders.

  (a) Legends. The Certificate or Certificates representing the Shares shall bear the following legends (as well as any legends required by applicable

 State and federal corporate and securities laws):


(i) THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE


NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND
NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR
DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE
EFFECTEDWITHOUT AN EFFECTIVE REGISTRATION STATEMENT
RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM
SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT
REQUIRED UNDER THE SECURITIES ACT OF 1933.


(ii) THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE


 TRANSFERRED ONLY IN A ACCORDANCE WITH THE
TERMS OF THE AGREEMENT BETWEEN THE COMPANIES
AND THE STOCKHOLDERS. A COPY OF WHICH IS ON FILE
WITH THE SECRETARY OF THE COMPANY.


(a) Any legend required to be placed thereon by state securities laws. Stop-Transfer Notices. Subscriber agrees that, in order to ensure compliance with the restrictions referred to herein. The company may issue appropriate "stop transfer" instructions to its transfer agent, if any and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

 (b) Refusal to transfer. The Company shall not be required (i) to transfer on its books any shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such shares or to accord the right to vote or pay dividends to any Subscriber or other transferee to whom such Shares shall have been so transferred.

 (c) Removal of Legend. When the expiration or termination of the market Standoff provisions of Section 3(b) (and of any agreement entered pursuant to section 3(b) has occurred, the Shares then held by Subscriber will no longer be subject to the Legend referred to in Section 5(a) (ii). After such time, and upon Subscriber's request, a new certificate or certificates representing the Shares not repurchased shall be issued without the legend referred to in Section 5 (a) (ii), and delivered to Subscriber.


7. Miscellaneous.

  (a) Governing Law. This agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Florida, without giving effect to principles of conflicts of law.

 (b) Entire Agreement. Enforcement of Rights- This agreement sets forth the entire agreement and understanding of the parties relating to the subject matter herein and merges all prior discussions between them. No modification of or amendment to this Agreement, shall be effective unless in writing signed by the parties to this agreement. The failure by either party to enforce any rights under this agreement shall not be construed as a waiver of any rights of such party.

 (c) Severability. If one or more provisions of this agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be secluded from this agreement (ii) the balance of the Agreement shall be interpreted as if such provision were so excluded and the balance of the agreement shall be enforceable accordance with the terms.

  (d) Construction. This agreement is the result of negotiations between and as viewed by each of the parties hereto and their respective counsel, if any ; accordingly, this agreement shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.


 (e) Notices. Any notice required or permitted by he agreement shall be in writing and shall be deemed sufficient when delivered personally or sent by telegram or fax or 48 hours after being deposited in the US mail as certified or registered mail, with postage prepaid, and addressed to the party to be notified as such party's address of fax number as set forth below or as subsequently modified by written notice.


 (f) Counterparts. This agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.


(g) Successors and Assigns. The rights and benefits of this agreement shall inure to the benefit of, and be enforceable by the Company's successors and assigns. The rights and obligations of Subscriber under this Agreement may only be assigned with the prior written consent of the Company.



 The parties have executed this Agreement of the date first set forth above.

 Norcor Technologies Corp.

 By: ____________________________

 Title:___________________________

 Address: 338 S. Sharon Amity Rd.

 Charlotte, NC. 28211

 Subscriber:

 By:_________________________________



 Address: ______________________________________

 _______________________________________

 _______________________________________










 RECEIPT



I _______________________ acknowledge the right of Certificate No: __________


Shares of Common Stock of the Company.

Dated:_____________

Signature:______________________________________